Exhibit 99.3

CytoMed Therapeutics Reports Six Months Ended June 30, 2024 Financial Results and Provides Clinical and Corporate Updates

Conference call via Zoom is scheduled for October 8, 2024 at 9 a.m. ET (9 p.m. SGT)

https://us06web.zoom.us/meeting/register/tZMrcOmppj0sGdA37lASywTyixRflo9w1TZT

Singapore – (September 30, 2024) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived, cell-based allogeneic immunotherapies for the treatment of a broad range of cancers including blood and solid tumors, today announced six months ended June 30, 2024 financial results and provided clinical and corporate updates.

“We are committed to advancing our “off-the-shelf” allogeneic cellular immunotherapies for a broad spectrum of cancer,” said Peter Choo, Chairman of CytoMed. “Taking advantage of our Southeast Asia’s low cost infrastructure and collaboration with our partners, we have made extraordinary progress thus far and look towards internationalization of our operations and provide affordable cancer care to no-option sufferers.”

“Various international parties have approached us with interest in our proprietary gamma delta T cells, validating our off-the-shelf cell therapy technology and this can further accelerate the reach of our cells internationally,” said Dr Tan Wee Kiat PhD, the Co-CEO and COO of CytoMed.

Clinical Updates

In January 2023, the Company received formal approval from the Health Sciences Authority (“HSA”) in Singapore to conduct a first-in-human Phase I clinical trial (“ANGELICA Trial”) and has begun to recruit blood donors in July 2023. The ANGELICA Trial, in partnership with the National University Hospital (“NUH”), Singapore, will use healthy donor blood to manufacture allogeneic CAR-γδ T cells (“CTM-N2D”). The cells will be processed in CytoMed’s own current Good Manufacturing Practice (“cGMP”) facility in Malaysia.

The ANGELICA Trial comprises two parts. Part 1 (donor protocol) is ongoing with the recruitment of healthy blood donors at NUH. With the continued collaboration between CytoMed and NUH, the second part of the trial (recipient protocol) may now proceed with the recruitment of patients who have advanced cancers that are resistant to standard therapy regimens.

As of September 2024, the Company are translating two proprietary, exclusively licensed technologies, namely donor blood cell-based CAR-γδ T cell technology and induced pluripotent stem cell-based γδ NKT cell technology. The former has been granted patents in the US, China and Malaysia, the latter in China, Japan and Malaysia.

Financial Results for the Six months ended June 30, 2024

Net Loss: For the six months ended June 30, 2024, the Company’s unaudited net loss amounted to S$1.09 million (equivalent to US$803,235). If the costs associated with being a public listed company (listed on NASDAQ in April 2023) of S$153,920 are excluded, the loss for the six months ended June 30, 2024 will be reduced to S$934,623 (equivalent to US$689,657).

Cash and Bank Balances: As of June 30, 2024, the Company had cash and bank balances of S$6.47 million (equivalent to US$4.78 million).

Research Expenses: The Company’s research and development expenses were S$974,402 (equivalent to US$719,010) and S$811,319 for the six months ended June 30, 2024 and 2023, respectively. The increase of S$163,083 was mainly due an increase of pre-clinical expenses and higher employee benefits. This was partially offset by a reduction in laboratory consumables, decrease in professional fees and depreciation expenses.

G&A Expenses: The Company’s general and administrative expenses were S$902,910 (equivalent to US$666,256) and S$1.50 million for the six months ended June 30, 2024 and 2023, respectively. The decrease was primarily driven by non-recurring IPO expenses and the costs associated with being a public listed company in year 2023.

Conference Call Information

Conference call via Zoom is scheduled for October 8, 2024 at 9 a.m. ET (9 p.m. SGT). The investment community may participate in the conference call by tuning into the following Zoom:

https://us06web.zoom.us/meeting/register/tZMrcOmppj0sGdA37lASywTyixRflo9w1TZT

The management team will be available in New York City from October 28, 2024 to November 1, 2024 for meetings with shareholders and potential investors. Please contact us at enquiry@cytomed.sg if you wish to schedule a meeting.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

CytoMed Therapeutics Limited

Email: enquiry@cytomed.sg

Attention: Evelyn Tan, Chief Corporate Officer